Exhibit 99.1

NEWS RELEASE
Contact:	David Higie
Phone:	(412) 269-6449
Release:	Immediate (July 29, 2013)

MICHAEL BAKER CORPORATION ENTERS INTO AGREEMENT TO BE ACQUIRED BY INTEGRATED MISSION SOLUTIONS, LLC

PITTSBURGH – Michael Baker Corporation (“Baker”) (NYSE MKT:BKR) announced today that it has entered into a definitive merger agreement to be acquired by Integrated Mission Solutions, LLC (“IMS”), an affiliate of DC Capital Partners, LLC (“DC Capital”).

Under the terms of the agreement, which has been unanimously approved by Baker’s Board of Directors, Baker shareholders will receive $40.50 in cash for each share of common stock that they own, in a transaction valued at $396.9 million. The per share price represents a 37% premium to Baker’s closing share price of $29.60 on July 26, 2013, a 55% premium to the average 90-day share price, and a 93% premium to the share price on December 18, 2012, the day before DC Capital publicly proposed to acquire Baker.

Under the terms of the agreement, a subsidiary of IMS will commence a tender offer to acquire all of the outstanding Baker common shares. Baker’s Board of Directors unanimously approved the offer. Any shares not tendered in the offer will be acquired in a merger at the same cash price as paid in the tender offer. Closing of the tender offer is conditioned upon customary closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The transaction is expected to close late in the third quarter or early in the fourth quarter of 2013.

“Baker is a well-known and highly regarded firm in the architecture, engineering and construction services industry. The transaction, which we believe delivers outstanding value to shareholders, results from a thorough, extensive strategic assessment process initiated by the Board early this year,” said Baker’s Robert N. Bontempo, Chairman of the Board of Directors. “We believe that this union with IMS will provide substantial value to shareholders, while reinforcing our commitment to our customers to continuously provide them with excellent service and high quality professional services.”

In an effort to preserve Baker’s heritage and culture, IMS has agreed to retain the Baker name, maintain Baker’s presence in the Pittsburgh area, and keep the current organization and staff of Baker essentially intact.

Thomas J. Campbell, Chairman of IMS and Founder of DC Capital, said, “This is a significant step for both companies. The combination of Michael Baker and IMS will create a company with over $1.0 billion in revenue, approximately 5,000 employees, and a platform with global reach. IMS has a strong presence internationally with a history of operating on all five continents. This geographic footprint in support of our customers in growth areas such as infrastructure, development, intelligence, and technology combined with Michael Baker’s complementary capabilities, highly certified, security cleared workforce, and distinctive North American presence will greatly enhance our collective ability to manage and execute larger projects.”

Mr. Campbell also stated, “Michael Baker and IMS share a common employee and community-oriented culture. We both believe that our people are our most important asset and we share a commitment to investing in their professional development. Similarly, we believe our collective mission is to help our customers achieve their goals and objectives. Michael Baker has a depth of talent in all ranks within the organization. Michael Baker has a talented management team and we have been impressed by the interim leadership provided by H. James McKnight, Chief Legal Counsel, and Michael J. Zugay, Chief Financial Officer, who together form the Office of the Chief Executive. Our goal is to ensure a continuity of Michael Baker’s over 70 year legacy and culture. As such, the Michael Baker name and brand will remain, three members of the Michael Baker Board of Directors will join the combined company Board, and the headquarters for Michael Baker will remain in Moon Township, Pennsylvania. As a Pennsylvania company we have been impressed by Michael Baker’s commitment to supporting the Pennsylvania community and we support the protection of this tradition.”

The transaction will be financed through a combination of cash provided by IMS as well as debt financing that has been committed, subject to the terms of a commitment letter, by Jefferies Finance LLC. Jefferies LLC is also serving as exclusive financial advisor to IMS and DC Capital. Arnold & Porter LLP is serving as legal advisor to IMS and DC Capital.

Houlihan Lokey is serving as financial advisors to Baker in this transaction. Jones Day and K&L Gates are serving as legal advisors to Baker.

About Baker

Michael Baker Corporation (www.mbakercorp.com) provides engineering, design, planning and construction services for its clients’ most complex challenges worldwide. The firm’s primary business areas are architecture, aviation, defense, environmental, geospatial, homeland security, municipal & civil, oil & gas, rail & transit, telecommunications & utilities, transportation, urban development and water. With more than 3,000 employees in over 100 offices across the United States, Baker is focused on creating value by delivering innovative and sustainable solutions for infrastructure and the environment. Learn more at www.mbakercorp.com.

About Integrated Mission Solutions, LLC

Integrated Mission Solutions, LLC (“IMS”) is a rapidly growing, global provider of a comprehensive continuum of mission critical services and solutions including, but not limited to: Engineering and Construction, Technical and Professional Services, Full Life Cycle Support, Strategic Consulting and Competitive Intelligence, Intelligence Operational Support and Training, Intelligence Community Information Technology Solutions, Research, Test, Evaluation, Procurement, and Software Development, and Enterprise and Communications Solutions. IMS has a diverse customer base with a primary focus on the United States Intelligence Community, Department of State, Department of Defense, Department of Homeland Security, United States Army Corps of Engineers, and other federal agencies. Learn more at www.integratedmissionsolutionsllc.com.

About DC Capital Partners, LLC

DC Capital Partners, LLC is a private investment firm headquartered in Washington, DC focused on making control investments in middle market companies that provide differentiated and innovative services and solutions to the United States government. DC Capital’s investment strategy emphasizes sectors that it believes offer the most compelling growth opportunities including, but not limited to, Intelligence, Information Technology, Development, Security, Infrastructure, Construction, and Environmental services. Learn more at www.dccapitalpartners.com.

Important Information About the Tender Offer

This news release is not an offer to purchase or a solicitation of an offer to sell securities of Baker. The planned tender offer by Integrated Mission Solutions for all of the outstanding shares of common stock of Baker has not been commenced. On commencement of the tender offer, Integrated Mission Solutions will mail to Baker’s shareholders an offer to purchase and related materials and Baker will mail to its shareholders a recommendation statement with respect to the tender offer. Integrated Mission Solutions will file its offer to purchase with the Securities and Exchange Commission (“SEC”) on Schedule TO, and Baker will file its recommendation statement with the SEC on Schedule 14D-9. Baker shareholders are urged to read these materials carefully when they become available, since they will contain important information, including the terms and conditions of the offer. Baker shareholders may obtain a free copy of these materials (when they become available) and other documents filed by Integrated Mission Solutions or Baker with the SEC at the website maintained by the SEC at www.sec.gov. These materials also may be obtained (when they become available) for free by contacting the information agent in the tender offer (when one is selected).

Note with respect to Forward-Looking Statements:

(This press release contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. When used in this press release, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction and the risk that the transaction will not close. Factors that could cause actual results to differ materially include the following: the risk that a majority of Baker shares do not tender their stock in the tender offer, the risk that the company experiences a material adverse change giving IMS the right not to close the transaction, the risk that IMS is unable to close on its financing and the risk that Baker’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction. Baker does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors that could affect Baker’s financial results is provided in documents filed by Baker with the SEC, including Baker’s recent filings on Form 10-Q and Form 10-K.)